Contact

www.linkedin.com/in/alokkjain (LinkedIn)

Top Skills

Online Marketing
Cross-functional Team Leadership
Start-ups

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)

Publications

SEO in the Boardroom

Alok Jain

Founder | Investor | Board Member
San Jose, California, United States

Summary

"The best way to predict the future is to create it." - Peter Drucker

The way to make everyone ready for the future envisioned is through 'In-depth Education'. The field of 'Education' has always fascinated me and directly & indirectly.

My years of experience imparting knowledge to coworkers assisted me in strengthening my venture- eZdia, where we assisted & guided 300+ SMBs. I co-founded eZdia Inc, a Machine Learning and Crowd powered e-Commerce content solutions company to create & curate content at scale with the power of technology and over several thousand freelancers.

I took my passion for educating young minds to the next level with the inception of Moonpreneur Inc. At Moonpreneur, we are educating and nurturing young minds to be future leaders through technical, entrepreneurial, and soft skills. We take pride in educating any kid who has questions, ideas, and above all, curiosity, for building anything.

I have two kids of my own, Sania (as CEO of saniabox.com, she is on her path to entrepreneurship) and Soham, and seeing them grow into young and passionate entrepreneurs pushing creative ideas into commercially successful entities is an extremely satisfying and enriching experience that I want to share with other parents here on this platform.

Experience

Moonpreneur
Co-Founder & CEO
July 2020 - Present (2 years 4 months)
San Francisco Bay Area

Moonpreneur (previously known as Moonshot Junior), a Silicon Valley-based EdTech company, empowers children by grooming them to be tomorrow's entrepreneurs and innovators. Our robust learning platform, an overlay around the ideas, projects, and products straight out of the creative minds of children between 8-17 years, uncovers and nurtures STEAM skills in children.

Optiwise.ai
Investor
June 2022 - Present (5 months)
Fremont, California, United States

Wink
Investor
May 2022 - Present (6 months)

eZdia
9 years

Co-Founder & Board Member
April 2020 - Present (2 years 7 months)
San Francisco Bay Area

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of thousands of subject matter experts.

The platform is being used by some of the known name like Walmart, Amazon, Cost Plus etc. and many mid size brands and retailers for past couple of years. We're expanding our offering to 1000+ mid size retailers and Brands.

Co-Founder, Chief Sales & Marketing Officer
March 2018 - March 2020 (2 years 1 month)
San Francisco Bay Area

Co-Founder & CEO
November 2013 - March 2018 (4 years 5 months)
San Francisco Bay Area

eZdia's content creation platform, CrewMachine makes it easy to create the content you need to attract visitors, engage customers, fuel conversion & boost revenue.

We've changed the way companies source, manage, create, and publish content. Currently partnering with more than 70% of Internet Retailer's Top 10, along with hundreds of other companies, eZdia's content creation platform is able to :

1. Boost the productivity of writing teams while creating content designed for multi-channel use. Content teams who are currently using our platform see an increase in productivity of more than 25%.

2. Provide Access to on demand research, writing and editing resources.

3. Decrease the time project managers and editors spend in the content creation process. Our tool can boost the efficiencies of these team by 50%+ by leveraging built-in technologies to support the workflow.

Headquarters in Redwood City (Silicon Valley), California. The company's management team is comprised of seasoned executives from companies like Yahoo!, eBay, Walmart, Sun Microsystems, Intel, Oracle, Cisco, Bank of America, Chase, HP, HCL, TimesOfIndia and Accenture.

Learn more at ezdia.com or crewmachine.com.

Realtycohost
Co-Founder & President
September 2017 - Present (5 years 2 months)
San Francisco Bay Area

Tulsana Consultancy
Co-Founder & President
August 2008 - October 2017 (9 years 3 months)
Houston, Texas Area

Walmart.com
Head of SEO
June 2011 - October 2013 (2 years 5 months)
San Bruno, CA

Lead Multi-Billion$ SEO/Direct marketing channel for Walmart.com:
* Lead marketing intelligence, SEO content & marketing strategy, vendor relations etc.
* Owned forecasting and budgeting for SEO/Direct channels

* Managed large teams of SEO analysts/writers.
* Delivered over 25% YoY traffic & sales comp via SEO channel with support of highly cross functional teams.
* Evangelized SEO to broader organization including the board.

eBay
SEO Business Analyst
May 2010 - May 2011 (1 year 1 month)

* Developed and implemented effective SEO strategies for various in-house portals with the goal of improving their overall visibility on the internet and in turn increasing revenue.
* Using web analytic to analyze traffic trends and behavior and measure success of SEO efforts.
* Implementing effective in-linking strategy.
* Identified & redirected high NS visibility expired product pages to preserve link juice.
* Spearheaded operation of site-wide dynamic page meta tags and other on-page factors.

Texas Instruments
Product Engineer
November 2005 - July 2008 (2 years 9 months)

Infineon Technologies
Product Engineer
November 2003 - November 2005 (2 years 1 month)

Micron Technology
Test Engineer
March 2001 - April 2003 (2 years 2 months)

Education

Indian Institute of Technology, Bombay
MS/Mtech, Electrical Engineering · (1999 - 2001)

SGSITS, Indore
BS/BE, Electrical Engineering · (1995 - 1999)